

# Owen Lawlor · 2nd

Principal, Lawlor LandUse

San Francisco Bay Area · 500+ connections · **Contact info**

**LHH Partners, LLC**

 **Columbia University
City of New York**

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## Experience

### Managing Member
LHH Partners, LLC
Jan 2014 – Present · 6 yrs 6 mos
Santa Cruz, California

Completed entitlement of 205 unit mixed use project in Downtown Santa Cruz

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### Principal
Lawlor LandUse
Sep 2007 – Present · 12 yrs 10 mos

Lawlor LandUse and Consulting is a comprehensive land use entitlement and real estate development firm located in Santa Cruz, California. We offer guidance in navigating the complexities involved in both the political and bureaucratic aspects of project approvals. Lawlo LandUse also provides Commercial Real Estate Brokerage Services to select clients ...**see mor**

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### Manager
Zayante Sandhills Conservation Bank
Sep 2004 – Present · 15 yrs 10 mos

The Zayante Sandhills Conservation Bank is approved by the US Fish & Wildlife Service to sell conservation credits for Federally Listed species in the highly threatened Sandhills habitat in Santa Cruz County.

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## Education



**Columbia University in the City of New York**
MSRED, Real Estate Development
1987 – 1988



**University of California, Santa Cruz**
BS, Enviromental Design
1979 – 1983

## Skills & Endorsements

**Real Estate Development** · 65

 Endorsed by **Hernan Martinez and 1 other who is highly skilled at this**

**Real Estate** · 46

 Endorsed by **Hernan Martinez, who is highly skilled at this**

**Entitlements** · 38

黄俊豪 **Hao Huang and 37 connections** have given endorsements for this skill

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## Recommendations

**Received (5)**     Given (3)



**Timothy Tosta**
Land Use and
Environmental Law Partner:
Arent Fox LLP
December 11, 2008, Timothy
worked with Owen but at
different companies

I have worked in both "with" and "for" Owen in connection
development proposals in the Monterey Bay Area. Owen is
experienced, thoughtful and effective. He can keep his feet
the ground and retain a cool head in contentious political
environments. He treats people with courtesy and re... See



**Ryan Coonerty**
Supervisor, Santa Cruz County/ Host, An Honorable Profession Podcast/ UC Santa Cruz Legal Studies Lecturer

November 23, 2008, Ryan worked with Owen but at different companies

Owen understands the balance between economic and poli realities on projects. He works well with partners, elected officials, community members and planning staffs.

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